SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-14485

TELE SUDESTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7o andar

22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELE SUDESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Tele Sudeste Celular Participações S.A. launches new brand name ‘Vivo’” dated April 09, 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Launches new brand name “Vivo”

April 09, 2003 (01 page)

For more information, please contact:

Charles E. Allen

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo—Brazil, April 09, 2003) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP), controller of the SMP (Personal Mobile Service) operators Telerj Celular S.A. and Telest Celular S.A., operating in the States of Rio de Janeiro and Espirito Santo, hereby communicates that a Press Conference was held on April 08, 2003 to inform the starting of the campaign to launch its new brand name “Vivo”. This brand will be used along with the other operating companies under the Portugal Telecom and Telefónica Móviles Joint Venture in Brazil.

The new brand “Vivo” stands for the largest mobile telephony operation in South America, formed by the operators controlled by Telesp Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. After the acquisition of Tele Centro Oeste (TCO), which is currently in process of approval by ANATEL and CADE, “Vivo” will encompass more than 17 million subscribers, close to 10% of the Brazilian population and almost three times more than the number of subscribers of the second competitor in Brazil, and it has registered net revenues amounting to around R$9 billion in 2002.

As a single brand “Vivo” will be present in 19 States and in Brasilia, covering 86% of the Brazilian territory, approximately 7 million square kilometers, reaching to 73% of the population that represents 83% of the Brazilian GDP and close to 48% of the cellular telephony market in Brazil.

The launching of “Vivo” simultaneously confirms the choice of the CDMA technology, a base for providing the third generation services around the world, with the best performance for voice and data transmission, new products and services without the need of additional frequency bands. “Vivo” already offers access to data services through the system 1xRTT CDMA, at speeds till 144 kbps.

Other information, on the advertising campaign, can be found in the website: www.telefonicacelular.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELLULAR HOLDING COMPANY

	By:	/s/ CHARLES E. ALLEN
Date: April 09, 2003.	Name:	Charles E. Allen
	Title:	Investor Relations Director